Pyrotree Inc.



ANNUAL REPORT

6303 Owensmouth Avenue

WOODLAND HILLS, CA 91367

(800) 870-7976

https://webjoint.com/

This Annual Report is dated April 29, 2022.

BUSINESS

WebJoint is a B2B SaaS cannabis software company that leverages the power of technology to advance the cannabis delivery market. WebJoint provides cannabis deliveries integrated eCommerce, point-of-sale, and METRC-integrated inventory management tools to maximize operational efficiency, simplify legal compliance, and receive orders from cannabis brands. With over 1/3 of licensed and operating cannabis deliveries in California using the platform, WebJoint has built a fulfillment network of retailers across the state to enable brands and marketplaces to sell directly to consumers. Moreover, WebJoint became a multi-state operator in late 2021, now servicing cannabis delivery operators in Massachusetts and Maine, and are prepositioned to activate deliveries in Michigan, Utah, and New York.

Company Highlights

- Over 553,000 registered consumers with new consumer accounts growing at 31% YoY with over $244M in orders processed growing 51% YoY through the WebJoint platform.
- Revenues increasing 74% from 2020 to 2021.
- Raised more than $3.1M since inception in 2014 from RedTape Ventures, angel investors, and a previous Reg. CF round StartEngine.
- WebJoint's patent-pending Dynamic Cannabis Delivery Platform can be easily implemented in other heavily regulated, compliance-focused industries.

Lawsuit: "Subject to the foregoing, we advise you that we currently represent the Company in the following litigation: Schlanger v. Pyrotree, Inc., et al. (Los Angeles Superior Court, Case No. 21STCV06386) (the "Litigation"). In around August 2018, Company hired Ms. Schlanger as its Customer Success Manager. When it became clear that Ms. Schlanger was unqualified for the position, she was terminated effective February 15, 2019. On February 17, 2021, Ms. Schlanger filed the Lawsuit, alleging fifteen causes of action, including but not limited to, discrimination, harassment, retaliation, wrongful termination, negligence, infliction of emotional distress, as well numerous wage and hour claims. The amount sought in damages is currently unclear. Based on the Company's analysis, the Company does not believe that Ms. Schlanger's claims have merit and it intends to continue to contest the claims vigorously."

Previous Offerings

Date of offering: October 22, 2019

Type of security sold: Convertible Note

Final dollar amount sold: $843,683.33

Use of proceeds: Operations and Prodcut Development

Offering exemption relied upon: Rule 701

Shares Sold: 0

- Date of offering: December 16, 2020

Type of security sold: Convertible Note

Final dollar amount sold: $50,000.00

Use of proceeds: Operations

Offering exemption relied upon: 506(b)

Shares Sold: 0

- Date of offering: December 13, 2021

Type of security sold: Class B Common Stock

Final dollar amount sold: $856,248.81

Use of proceeds: Working Capital

Offering exemption relied upon: Regulation CF

Shares Sold: 242421

- Date of offering: December 16, 2020

Type of security sold: Convertible Note

Final dollar amount sold: $25,000.00

Use of proceeds: Working Capital

Offering exemption relied upon: 506(b)

Shares Sold: 0

- Date of offering: December 12, 2020

Type of security sold: Convertible Note

Final dollar amount sold: $25,000.00

Use of proceeds: Working Capital

Offering exemption relied upon: 506(b)

Shares Sold: 0

- Date of offering: February 12, 2021

Type of security sold: Convertible Note

Final dollar amount sold: $25,000.00

Use of proceeds: Working Capital

Offering exemption relied upon: 506(b)

Shares Sold: 0

- Date of offering: March 10, 2021

Type of security sold: Convertible Note

Final dollar amount sold: $30,000.00

Use of proceeds: Working Capital

Offering exemption relied upon: 506(b)

Shares Sold: 0

- Date of offering: March 13, 2021

Type of security sold: Convertible Note

Final dollar amount sold: $25,000.00

Use of proceeds: Working Capital

Offering exemption relied upon: 506(b)

Shares Sold: 0

- Date of offering: March 14, 2021

Type of security sold: Convertible Note

Final dollar amount sold: $10,000.00

Use of proceeds: Working Capital

Offering exemption relied upon: 506(b)

Shares Sold: 0

- Date of offering: March 14, 2021

Type of security sold: Convertible Note

Final dollar amount sold: $35,000.00

Use of proceeds: Working Capital

Offering exemption relied upon: 506(b)

Shares Sold: 0

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Revenue
We have continued to see tremendous growth in revenue in 2021. We ended the 2021 year with about $869,000 vs. $469,000 in 2020.

This was led by multiple factors. For one, the need for delivery software is growing at a rapid pace. New states are opening up delivery legislation month after month, and we're the best positioned in this niche.

Two, we found really strategic partners that are relying on our software to grow into new states. They've helped us enter into new markets, and even paid for us to build custom software that has been necessary to their business.
Three, by expanding our software offering we've been able to charge even higher SaaS fees to our existing customer base.

Cost of Sales
Our Cost of Sales grew slightly in 2021. We ended the 2021 year with ~$124,000, compared to $80,000 in 2020, mainly due to increased Customer Support staffing costs as well as a higher hosting bill with AWS.
As we scale and bring on more customers, our hosting bill will always increase slightly. However, with our current Customer Support staff we're expecting to be able to maintain the incoming workload without any new hires in this department in 2022.

Gross Margins
In 2020 we saw a gross profit of about $389,000, with a margin of about 83%. In 2021, our gross profit was $745,000 with a margin of about 86%.
This was well expected, and will probably be the range of our profit margin for years to come. As we gain more customers we have to increase the Cost of Sales slightly, but as a software company we have the luxury of really high profit margins.

Expenses

Our goals were different in 2020 vs. 2021.

2020 was a year in which we really tried to minimize our spending. With the COVID-19 Pandemic, things were really uncertain, so we wanted to see if we could still execute with bare bones expenses. Also because of COVID, we were able to cut a lot of expenses such as in-person events, office rent, etc. We ended the year with about $664,000 in expenses.
2021 was an expensive year for us; it was a year to push on the gas pedal and see how far we could go. We had a lot of expenses related to marketing for our previous StartEngine offering, which paid off and led to us raising over $900,000 in investments. We also had a lot of expenses related to growing our development team, which also paid off with almost $900,000 in revenue. We ended the year with about $1,570,000 in expenses.

Historical results and cash flows

Our current growth trajectory as well as our expenses are a solid representation of what to

expect from WebJoint in the coming years. As far as revenue goes, we're literally in the middle of a rising wave with cannabis delivery. In a "post-COVID world," delivery is no longer an afterthought and new markets are opening as we speak.

We plan on maintaining our lead as a market leader, and have lined up the best partners to enter into these new markets with. Partners that are relying on us specifically to help them with delivery features.

We can keep certain capital expenditures low through these partnerships, since we are able to leverage their sales and marketing teams as our own. However, there is still investment required to fund marketing for our StartEngine campaign. And to remain a market leader, we need to continuously invest in our software. This means more costs related to product management, UX/UI, and development.

Once this rapid growth phase slows down, and the market settles with delivery, we won't need to be as aggressive with fundraising or development and can start to take profits.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $357,456.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

No Debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Christopher Dellolio

Christopher Dellolio's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO)

Dates of Service: April 15, 2015 - Present

Responsibilities: Oversee day to day operations and introduce the high level vision for the team to execute. The current salary is $65,000

Name: Hilart Abrahamian

Hilart Abrahamian's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: April 15, 2015 - Present

Responsibilities: Operations, product, and customer support. The current salary is $65,000

Name: Michael Tanzer

Michael Tanzer's current primary role is with Red Tape Ventures. Michael Tanzer currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: November 17, 2017 - Present

Responsibilities: Participate in board meetings which include a vote for high level direction of the company.

Other business experience in the past three years:

Employer: Red Tape Ventures

Title: CEO

Dates of Service: October 01, 2017 - Present

Responsibilities: Run day to day operations, find investment opportunities in cannabis.

Name: Hooman Simon Lahijani

Hooman Simon Lahijani's current primary role is with Menus Enterprises llc AKA [menu.com] (http://menu.com/). Hooman Simon Lahijani currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board member

Dates of Service: August 01, 2017 - Present

Responsibilities: Guide the company in making proper business decision

Other business experience in the past three years:

Employer: Datassential Research

Title: President and Co-founder

Dates of Service: July 28, 1999 - September 15, 2019

Responsibilities: Oversaw creation and growth of the company - Company was sold to a private equity Spectrum Equity.

Other business experience in the past three years:

Employer: Collective Solution

Title: President and founder

Dates of Service: August 13, 2001 - Present

Responsibilities: As Board member helps the company make the corporate decision for growth and scalability.

Other business experience in the past three years:

Employer: Menus Enterprises llc AKA menu.com

Title: Founder and President

Dates of Service: January 28, 2017 - Present

Responsibilities: Product creation and scalability of the business

Other business experience in the past three years:

Employer: Quadrant Properties

Title: Managing Director

Dates of Service: March 01, 2021 - Present

Responsibilities: property entitlement

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Christopher Dell'Olio

Amount and nature of Beneficial ownership: 4,132,500

Percent of class: 35.1262

Title of class: Class A Common Stock

Stockholder Name: Hilart Abrahamian

Amount and nature of Beneficial ownership: 3,882,500

Percent of class: 33.0012

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Class A Common Stock

The amount of security authorized is 16,000,000 with a total of 8,579,412 outstanding.

Voting Rights

1 vote per share

Material Rights

The number of fully diluted shares for Class A Common Stock, Series A Preferred Stock and Options and RSUs issued and outstanding is 11,732,621 shares.

- Please also refer to the Amended and Restated Article of Incorporation attached as Exhibit F.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Series A Preferred

The amount of security authorized is 2,000,000 with a total of 1,764,706 outstanding.

Voting Rights

Voting rights: 2.1 General. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Articles, holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled, notwithstanding any provision of this Restated Articles, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "Bylaws").

Material Rights

Preemptive/ Pro-rata rights (Section 4.3)

Tag-along rights (Section 5.3)

Participation (Section 6)

Liquidation preferences (1x) (Article IV(B))

Conversion rights (1:1)(Article VI(B)(3)

Dividend rights (1:1)

Protective Provisions (Artilce IV(B))

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Articles of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater

than original cost);

(e) make any loan or advance to any person outside the normal course of business, including a corporate officer, director, employee and/or associate

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

(h) guarantee any indebtedness or incurring indebtedness outside the normal course business, but in no event in excess of $250,000

(i) increase the employee equity pool;

(j) sell, transfer, pledge or encumber a significant portion of technology or intellectual property. This shall not include licenses, brand partnerships, or partial transfers granted in the ordinary course of business or in line with Company objectives; or

(k) purchase or redeem or pay any dividend on any capital stock prior to the Preferred Stock.

- Please also refer to the Amended and Restated Article of Incorporation attached as Exhibit F.

2019 Convertible Notes

The security will convert into Equity securities as defined in convertible note and the terms of the 2019 Convertible Notes are outlined below:

Amount outstanding: $866,183.33

Maturity Date: December 17, 2022

Interest Rate: 5.0%

Discount Rate: 15.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: Conversion upon Qualified Financing of not less than $1,000,000

Material Rights

As of 12/31/2010 the Maturity Dates on the 2019 Convertible Note vary from November 1, 2021 - December 16, 2022

2020 Convertible Note 1

Holders of 2020 Convertible Note 1 are not entitled to a vote.
Dollar Amount Outstanding: $25,000.00

Maturity Date: December 16, 2022

Interest Rate: 5

Conversion Into: Equity Securities as defined in Convertible Note

Conversion Trigger: Conversion upon Qualified Financing of not less than $1,000,000

Discount Rate: 15

Valuation Cap: 15000000

2020 Convertible Note 2
Holders of 2020 Convertible Note 2 are not entitled to a vote.
Dollar Amount Outstanding: $25,000.00

Maturity Date: December 2, 2023

Interest Rate: 5

Conversion Into: Equity Securities as defined in Convertible Note

Conversion Trigger: Conversion upon Qualified Financing of not less than $1,000,000

Discount Rate: 15

Valuation Cap: 15000000

2021 Convertible Note 1
Holders of 2021 Convertible Note 1 are not entitled to a vote.
Dollar Amount Outstanding: $25,000.00

Maturity Date: February 12, 2023

Interest Rate: 5

Conversion Into: Equity Securities as defined in Convertible Note

Conversion Trigger: Conversion upon Qualified Financing of not less than $1,000,000

Discount Rate: 15

Valuation Cap: 15000000

2021 Convertible Note 2

Holders of 2021 Convertible Note 2 are not entitled to a vote.
Dollar Amount Outstanding: $30,000.00

Maturity Date: March 10, 2023

Interest Rate: 5

Conversion Into: Equity Securities as defined in Convertible Note

Conversion Trigger: Conversion upon Qualified Financing of not less than $1,000,000

Discount Rate: 15

Valuation Cap: 15000000

2021 Convertible Note 3
Holders of 2021 Convertible Note 3 are not entitled to a vote.
Dollar Amount Outstanding: $25,000.00

Maturity Date: March 13, 2023

Interest Rate: 5

Conversion Into: Equity Securities as defined in Convertible Note

Conversion Trigger: Conversion upon Qualified Financing of not less than $1,000,000

Discount Rate: 15

Valuation Cap: 15000000

2021 Convertible Note 4
Holders of 2021 Convertible Note 4 are not entitled to a vote.
Dollar Amount Outstanding: $10,000.00

Maturity Date: March 13, 2023

Interest Rate: 5

Conversion Into: Equity Securities as defined in Convertible Note

Conversion Trigger: Conversion upon Qualified Financing of not less than $1,000,000

Discount Rate: 15

Valuation Cap: 15000000

2021 Convertible Note 5

Holders of 2021 Convertible Note 5 are not entitled to a vote.
Dollar Amount Outstanding: $35,000.00

Maturity Date: February 12, 2023

Interest Rate: 5

Conversion Into: Equity Securities as defined in Convertible Note

Conversion Trigger: Conversion upon Qualified Financing of not less than $1,000,000

Discount Rate: 15

Valuation Cap: 15000000

Options and RSUs

The amount of security authorized is 1,450,000 with a total of 1,388,503 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Options and RSUs.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount

earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares of Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares of Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you

receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering shares of Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved

for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that some products may never be used to engage in transactions. It is possible that the failure to release a potential product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage of some of our products. Delays or cost overruns in the development of our potential products and failure of the potential products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The shares of Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Pyrotree Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Pyrotree Inc. could harm our reputation and materially negatively impact our financial condition and business.

This is a new and unproven industry

The delivery market for cannabis is a new, dynamic, and changing, unproven market. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to capitalize on a software backend delivery product, rendering our intellectual property worthless. The value of your investment could depreciate significantly.

Credit might not be available when we need it

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution.

There are several potential competitors who are better positioned than we are to take the majority of the market

The cannabis industry is fractured and regional however there are well-developed and highly competitive companies in the space. There are several large and established companies with access to talent, economic resources and manufacturing/ cultivation relationships needed to develop a competitive product. Many of these companies also have recognized brand names and established distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will

have because of their scale and network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a license to our IP from us, then the value of your investment would be greatly diminished.

The nature of the product means there is a high likelihood we will face certain lawsuits

We sell a product that enables companies to more efficiently deliver cannabis to retail customers. Our industries experience a significant number of potential criminal liability relating to cannabis. As sales and use of our product continue to grow, we expect to face certain legal scrutiny and potential lawsuits from customers or government entities. We may be forced to pay significant awards, and/or redesign the product. These costs could bankrupt certain divisions requiring additional investment or the company to become bankrupt as a whole which would significantly reduce the value of your investment.

Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent us from executing our business plan.

Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws or conspire with another to violate them. In United States v. Oakland Cannabis Buyers' Cooperative and Gonzales v. Raich, the U.S. Supreme Court ruled that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. We would be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis

Our ability to grow our business depends on state laws pertaining to the cannabis industry.

Continued development of the medical and recreational-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the cannabis industry is not assured, and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the cannabis industry, such as restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on the industry or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states. FDA regulation of medical-use cannabis and the possible registration of facilities where cannabis is grown could negatively affect the cannabis industry and our financial condition. Should the federal government legalize cannabis, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or cGMPs, related to the

growth, cultivation, harvesting and processing of cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Internal Revenue Code provides a higher tax rate for cannabis industry businesses.

Internal Revenue Code section 280E prohibits medical-marijuana businesses from deducting their ordinary and necessary business expenses, forcing them to contend with higher effective federal tax rates than similar companies in other industries. Our customers' effective tax rate will vary but it can be as high as 90%. This relatively higher tax rate of our customers could affect our future profitability and could cause us to perform worse than investments in different industries.

Investors risk criminal liability and the cannabis business's assets are subject to forfeiture.

While we do not consider ourselves a cannabis business, business practices could change or we could be viewed as a cannabis business even though we are non-plant touching. If that happens because marijuana is federally illegal, investing in cannabis businesses could be found to violate the CSA. Investors and company directors or management could be indicted under federal law, and all of the assets contributed to the Company, including real property, cash, equipment and other goods, could be subject to asset forfeiture.

The SEC is monitoring the cannabis industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.

On May 16, 2014, and again on September 5, 2018, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC has noted an increase in the number of investor

complaints regarding marijuana-related investments and has issued temporary trading suspensions for the common stock of various different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.

Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Pyrotree Inc.

By   /s/ *Christopher Dell'olio*

    Name: Pyrotree Inc.

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

PYROTREE INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDITOR REPORT

To the Board of Directors
Pyrotree Inc.
Los Angeles, California

Opinion

We have audited the financial statements of Pyrotree Inc., which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Pyrotree Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Pyrotree Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Pyrotree Inc.'s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Pyrotree Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Pyrotree Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 1, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	357,455	$	14,033
Prepaids and other current assets		12,178		1,771
Total current assets		**369,633**		**15,804**
Property and Equipment, net		3,643		0
Security Deposit		-		-
Total assets	$	**373,276**	$	**15,804**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current portion of Promissory Note	$	-	$	56,617
Current portion of Convertible Note		840,500		815,500
Deferred revenue		15,230		11,894
Other current liabilities		98,854		66,483
Total current liabilities		**954,584**		**950,494**
Convertible Notes		150,000		50,000
Promissory Note		-		27,111
Total liabilities		**1,104,584**		**1,027,604**
STOCKHOLDERS EQUITY				
Common Stock		858		858
Common Stock - Class B		24		-
Preferred Stock		17,647		17,647
Additional Paid in Capital		2,311,172		1,580,103
Equity Issuance Costs		(17,425)		-
Treasury Stock		(41,563)		(41,563)
Retained earnings/(Accumulated Deficit)		(3,002,022)		(2,568,846)
Total stockholders' equity		**(731,308)**		**(1,011,800)**
Total liabilities and stockholders' equity	$	**373,276**	$	**15,804**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	815,966	$	468,683
Cost of revenues		123,765		80,703
Gross profit		692,201		387,980
Operating expenses				
General and administrative		885,943		542,567
Sales and marketing		288,526		121,921
Total operating expenses		1,174,469		664,487
Operating income/(loss)		(482,268)		(276,507)
Interest expense		48,067		43,192
Other Loss/(Income)		(97,159)		(7,496)
Income/(Loss) before provision for income taxes		(433,176)		(312,203)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(433,176)**	$	**(312,203)**

See accompanying notes to financial statements.

PYROTREE INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock Shares	Common Stock Amount	Common Stock - Class B Shares	Common Stock - Class B Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid in Capital	Equity Issuance Costs	Treasury Stock	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	8,550,000	$ 855	-	$ -	1,764,706	$ 17,647	$ 1,562,101		$ (41,563)	$ (2,256,642)	$ (717,602)
Exercise of Options	29,412	3					1,835		-		1,838
Sharebased Compensation							16,167				16,167
Net income/(loss)										(312,203)	(312,203)
Balance—December 31, 2020	8,579,412	$ 858	-	$ -	1,764,706	$ 17,647	$ 1,580,103		$ (41,563)	$ (2,568,846)	$ (1,011,800)
Issuance of Common stock - Class B			242,421	$ 24			$ 714,902	(17,425)			697,501
Exercise of Options											-
Sharebased Compensation							16,167				16,167
Net income/(loss)										$ (433,176)	(433,176)
Balance—December 31, 2021	8,579,412	$ 858	242,421	$ 24	1,764,706	$ 17,647	$ 2,311,172	$ (17,425)	$ (41,563)	$ (3,002,022)	$ (731,308)

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(433,176)	$	(312,203)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		278		229
Shared Based Compensation		16,167		16,167
PPP loan forgiveness		(81,332)		-
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		(10,407)		15,277
Deferred revenue		3,337		4,239
Other current liabilities		32,371		40,630
Security deposit		-		3,400
Net cash provided/(used) by operating activities		**(472,762)**		**(232,262)**
CASH FLOW FROM INVESTING ACTIVITIES				
PPE purchases		(3,920)		
Net cash provided/(used) by investing activities		**(3,920)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		697,501		
Borrowing on Convertible Notes		125,000		152,500
Borrowing on Promissory Note				81,332
Repayment on Promissory Note		(2,396)		(5,000)
Exercise of Options				1,838
Net cash provided/(used) by financing activities		**820,105**		**230,670**
Change in cash		343,423		(1,592)
Cash—beginning of year		14,033		15,626
Cash—end of year	$	**357,456**	$	**14,034**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Pyrotree Inc. was formed on April 15, 2015, in the state of Nevada. The financial statements of Pyrotree Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

PyroTree Inc. is a software solutions firm specializing in custom point-of-sale solutions and inventory management platforms. Our platforms are versatile and allow many vendors to manipulate and integrate with our API's, delivering a unique experience for all industry specific management software.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes.

The estimated service lives for property and equipment are as follows:

Category	Useful Life
Plant, property and equipment	5-7 years
Leashold Improvements	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the charging its customer user fees for the use of its platform. In certain cases, the Company might receive customer payment upfront for an annual contract or a monthly contract that runs over reporting period. In those cases, the portion of the service obligation that has not been satisfied is recorded as a deferred revenue.

Cost of Revenue

Costs of revenues include the cost of support payroll, support dues, subscription, web hosting, domains, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $288,526 and $121,921, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 1, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2021	2020
Prepaid expenses		
Other current assets	$ 12,178	$ 1,771
Total Prepaids and other current assets	**$ 12,178**	**$ 1,771**

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Accrued interest expenses	$ 89,988	$ 49,988
Accrued Expenses	800	800
Payroll liabilities	-	15,695
Total Other Current Liabilities	**$ 90,787**	**$ 66,483**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Computers & Equipment	$ 8,162	$ 4,241
Leashold Improvements	3,985	3,985
Property and Equipment, at Cost	-	8,226
Accumulated depreciation	(8,504)	(8,226)
Property and Equipment, Net	**$ 3,643**	**$ -**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $278 and $229, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,500,000 shares of Common Stock at par value of $0.0001. As of December 31, 2021, and December 31, 2020, 8,579,412 shares and 8,579,412 shares have been issued and are outstanding.

Common Stock – Class B

The Company is authorized to issue 2,000,000 shares of Common Stock Class B at par value of $0.0001. As of December 31, 2021, and December 31, 2020, 242,421 shares and 0 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 2,000,000 shares of Preferred Stock with $0.01 par value. As of December 31, 2021, and December 31, 2020, 1,764,706 shares and 1,764,706 shares of Preferred Shares have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,450,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market

value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021	2020
Expected life (years)	5.00	5.00
Risk-free interest rate	0.48%	0.29%
Expected volatility	60%	60%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of CommonStock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$	-	-
Granted	822,767	$	1.00	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2020	822,767	$	1.00	6.75
Exercisable Options at December 31, 2020	274,256	$	1.00	6.75
Granted	11,000	$	1.00	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2021	833,767	$	1.00	5.67
Exercisable Options at December 31, 2021	548,511	$	1.00	5.67

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $16,167 and $16,167 respectively.

7. DEBT

Promissory Notes & Loans

On September 17, 2018, the Company entered into a Secured Promissory Note in the amount of $21,563 with Green Equity Media LLC. The Company also received and a PPP loan for an amount of $81,332 from Chase Bank. The details and terms of the Company's loans are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP loan	$ 81,332	0.98%	6.4.2020	4.6.2022	$ -	$ -	$ -	$ -	$ -	$ 531	$ 531	$ 54,221	$ 27,111	$ 81,332
Secured Promissory Note	$ 21,563	10.00%	17.9.2018	30.9.2020	$ -	$ -	$ -	$ -	$ -	$ 740	$ -	$ 2,396	$ -	$ 2,396
Total					$ -	$ -	$ -	$ -	$ -	$ 1,271	$ 531	$ 56,617	$ 27,111	$ 83,728

The Secured Promissory Note was entered into by the Company to finance the purchase of its stock back from Green Equity Media LLC.

The Payroll Protection Program ("PPP") loan is fully forgiven on March 29, 2021, together with the accrued interest.

Convertible Note(s)

During 2019-2021, the Company entered several Promissory Convertible Notes agreements with certain lenders for an aggregate amount of $990,500. The details and terms of the convertible notes are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020					For the Year Ended December 2019				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019 Convertible Notes	$ 815,500	5.00%	Fiscal Year 2019	11/1/2021	40,775	40,775	815,500	-	815,500	40,775	40,775	815,500	-	815,500	6,796	6,796	-	$ 713,000	713,000
2020 Convertible Note 1	$ 25,000	5.00%	12/12/2020	12/16/2022	1,250	1,250	25,000	-	25,000	104	104	-	25,000	25,000					
2020 Convertible Note 2	$ 25,000	5.00%	12/16/2020	2/12/2023	1,250	1,250	-	25,000	25,000	1,042	1,042	-	25,000	25,000					
2021 Convertible Note 1	$ 25,000	5.00%	2/12/2021	12/2/2023	1,042	1,042	-	25,000	25,000	-	-	-	-	-					
2021 Convertible Note 2	$ 30,000	5.00%	3/10/2021	10/3/2023	1,125	1,125	-	30,000	30,000	-	-	-	-	-					
2021 Convertible Note 3	$ 25,000	5.00%	3/13/2021	13/3/2023	938	938	-	25,000	25,000	-	-	-	-	-					
2021 Convertible Note 4	$ 10,000	5.00%	3/14/2021	13/3/2023	375	375	-	10,000	10,000	-	-	-	-	-					
2021 Convertible Note 5	$ 35,000	5.00%	3/14/2021	12/2/2023	1,313	1,313	-	35,000	35,000	-	-	-	-	-					
Total					$ 48,067	$ 48,067	$ 840,500	$ 150,000	$ 990,500	$ 41,921	$ 41,921	$ 815,500	$ 50,000	$ 865,500	$ 6,796	$ 6,796	$ -	$ 713,000	$ 713,000

The convertible notes are convertible into Common Shares at a conversion price. The conversion price is defined as equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.85, and (ii) the quotient resulting from dividing $15,000,000 by the number of outstanding shares of Common Stock of the Company as of the date of the Note. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (129,260)	$ (93,162)
Valuation Allowance	129,260	93,162
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (882,176)	$ (752,917)
Valuation Allowance	882,176	752,917
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,356,355, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,955,671. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

There are no related party transactions.

10.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 1, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $433,176, an operating cash flow loss of $472,762, and liquid assets in cash of $357,455, which less than a year's worth of cash reserves as of December 31, 201. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Christopher Dell'olio, Principal Executive Officer of Pyrotree Inc., hereby certify that the financial statements of Pyrotree Inc. included in this Report are true and complete in all material respects.

Christopher Dell'olio

Chief Executive Officer